Peak Reports Strong Q1 2020 Results Despite COVID-19 Lockdown

Montreal, Quebec--(Newsfile Corp. - June 29, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced its financial results and operating highlights for the three-month period ended March 31, 2020. All amounts expressed are in Canadian dollars.

The first quarter 2020 results, achieved in a total of about a month of operations due in part to the COVID-19 lockdown in effect in China during that period, provide an indication that the Company is well on pace to meeting its annual forecasts for 2020.

Q1 Financial Highlights:

  Total revenue of $3,949,395

  Adjusted EBITDA of $172,045

  Total assets of $32,836,703

  Positive cash flow from operations

Historical Revenue and adjusted EBITDA Summary

	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	$3,949,395	$4,357,467	$4,499,953	$1,901,723	$949,511
Expenses[1]	$3,777,350	3,858,587	$3,781,226	$1,561,991	$971,233
Adjusted EBITDA[2]	$172,045	$498,880	$718,727	$339,732	($21,722)

1. Expenses do not include interest, taxes, depreciation (including impairment of intangible assets) loss on extinction of debt, gain on bargain purchase and amortization

2. Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization

Q1 Operating Highlights:

  Expansion of operations to Shanghai commercial credit market

  Partnership to help distribute COVID-19 financial aid from Jiangyin municipal government to city's affected businesses

  Addition of two new Jinxiaoer Service Centres

About First Quarter Financial and Operating Results Summary

As the Chinese government sought to get the economy re-started through various credit initiatives following the COVID-19 lockdown, Peak's subsidiaries, which generally help facilitate commercial credit transactions between lenders and SMEs, were able to ride some of those initiatives to have a strong finish to the quarter. A considerable amount of credit was allocated to helping stimulate local supply-chains in March, which allowed the Company's Asia Synergy Supply Chain and Asia Synergy Data Solutions subsidiaries' combined revenue to account for almost 70% of Peak's total revenue for the quarter.

In summary, the Company generated $3,949,395 in revenue for the quarter ended March 31, 2020 compared to $949,511 for the same period in 2019. Total expenses for the quarter amounted to $4,755,090, compared to $1,518,290 for the same period in 2019.

The net loss for the the three-month period ending March 31, 2020 was $805,695 compared to $568,779 for the same period of 2019.

Full details of the Company's first quarter 2020 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month periods ended March 31, 2020 and 2019, which are available at www.sedar.com.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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